December 22, 2011

Linda Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

AdvisorOne Funds, File Nos. 333-20635, 811-08037.

Dear Ms. Stirling:

On October 6, 2011, AdvisorOne Funds (the "Registrant"), on behalf of the Milestone Treasury Obligations Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 54 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 14, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Revisions made to the summary portion of the Fund's prospectus have been carried over to the statutory portion of the prospectus and any affected portions of the Statement of Additional Information, but such changes are omitted from the response for the sake of brevity.  Typographical and grammatical corrections have been made throughout and are not described below.

PROSPECTUS: SUMMARY PORTION

Comment 1.  In the portion of the fee table entitled, "Annual Fund Operating Expenses," please present "Shareholder Servicing Fees" as a subset of "Other Expenses" rather than as a separate line item.

Response.  The Registrant has amended the fee table to present "Shareholder Servicing Fees" as a subset of "Other Expenses" rather than as a separate line item

Comment 2.  With respect to the footnote to "Fee Waiver and Expense Reimbursements," in the portion of the fee table entitled, "Annual Fund Operating Expenses," please confirm that the expense limitation agreement will be in effect for at least one year from the effective date of the prospectus and that all exclusions from the expense limitation agreement are presented.

Response.  The Registrant confirms that the expense limitation agreement will be in effect for at least one year from the effective date of the prospectus and that all exclusions from the expense limitation agreement are presented.

Comment 3.  If the adviser to the Fund intends to provide a yield floor guarantee, please provide appropriate disclosures.  If not, please amend the principal investment risks disclosures to alert investors to the possibility that the Fund may have a negative return after Fund expenses.

Response.  The adviser to the Fund has agreed to provide a yield floor guarantee and the disclosures have been revised to include this guarantee.

Comment 4.  Under the section entitled "Performance", the Fund presents separate bar chart and table disclosures of historical performance for each share class.  Multiple-class prospectuses are required to present a bar chart for only one class and a multi-class table that displays performance for each class.  Please make conforming edits or provide an authority for the Fund's current disclosure.

Response.  The Registrant intends to provide investors with a class-specific prospectus and will make conforming edits to convert the multi-class prospectus to a set of class-specific prospectuses to be filed by subsequent amendment.

Comment 5.  Under the section entitled "Purchase and Sale of Fund Shares," please remove the reference to adviser-granted waivers of purchase minimums as this is not a permitted prospectus summary portion disclosure.

Response.  The Registrant has deleted the reference to adviser-granted waivers of purchase minimums.

PROSPECTUS: STATUTORY PORTION

Comment 6.  Under the "Privacy Notice" section, please remove statements asserting that this is notice is not part of the prospectus.

Response.  The Registrant has deleted these assertions from the Privacy Notice section.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser